Exhibit 99.1

YM BIOSCIENCES ANNOUNCES RESULTS OF RANDOMIZED
NIMOTUZUMAB STUDY TO BE PRESENTED IN A POSTER AT
ASCO ANNUAL MEETING

MISSISSAUGA, Canada - May 28, 2009 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that a poster presentation will report results from a randomized trial of nimotuzumab (aka BIOMAb/TheraCIM/h-R3) in patients with head and neck cancer conducted by Biocon Limited (Bangalore, India), a licensee of CIMAB SA, YM's licensor, at the 45th Annual Meeting of the American Society of Clinical Oncology (ASCO) held in Orlando, Florida from May 29 to June 2, 2009.

The poster entitled “A phase IIb 4-arm open-label randomized study to assess the safety and efficacy of h-R3 monoclonal antibody against EGFR in combination with chemoradiation therapy or radiation therapy in patients with advanced (stage III or IVA) inoperable head and neck cancer (abstract #6041)” will be presented in the Head and Neck Cancer general poster session on Monday, June 1 from 8:00AM until 12:00PM on Level 2 in West Hall C.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in over 12 countries, In more than 3,500 patients reported as having been treated with nimotuzumab worldwide to date, no Grade IV incidents of radiation dermatitis have been described, severe rash has not been observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using fentanyl because patients can individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

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